
April 25, 2012

<u>By E-Mail</u>

Elizabeth R. Gonzalez, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
65 East 55th Street
New York, NY 10022

     Re: PLX Technology, Inc.
                Amended Preliminary Proxy Statement
                Filed by Balch Hill Partners, L.P. et al.
                Filed April 23, 2012
                File No. 0-25699

Dear Ms. Gonzalez:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement</u>

1. We note your response to comment two in our letter dated April 13, 2012; however, we reissue our comment. Please revise throughout the proxy statement to clarify that shareholders are being asked to vote <u>to approve</u>, rather than to vote on, the compensation of the named executives on a non-binding basis.

2. We note your response to comment six in our letter dated April 13, 2012; however, we reissue our comment. Please revise to state whether unmarked cards will be voted for or against, or will not be voted for Proposal 3. Refer to Rule 14a-4(b)(1). For guidance, see section V. of SEC Release 34-16356 (November 21, 1979), which discussed the different interpretations of a signed, unmarked proxy and the need for shareholders to be advised as to how unmarked proxies

will be voted, including whether for management or not. In addition, we note that an ISS recommendation may not be known until a few days before the meeting, and shareholders may not have sufficient time to consider the ISS recommendation and change their vote and to mark the proxy card before the meeting.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions